

Mail Stop 4628

January 12, 2017

<u>Via Email</u>
Liam Stewart
Chief Financial Officer
Macquarie Infrastructure Corporation
125 West 55th Street
New York, New York 10019

      Re: Macquarie Infrastructure Corporation
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed February 23, 2016
               File No. 001-32384

Dear Mr. Stewart:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Ethan Horowitz

                        Ethan Horowitz
                        Branch Chief
                        Office of Natural Resources